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**Filed pursuant to General Instruction II.K.
of Form F-9; File No. 333-87610**

PROSCTUS   F0RM SuppL

$400,000,000





02032692

RECD S.E.C.

MAY 9 2002

080

INCO LIMITED

7¾% Notes due 2012

We will pay interest on the notes on May 15 and November 15 of each year, beginning on November 15, 2002. The notes will mature on May 15, 2012. We may redeem some or all of the notes at any time at 100% of their principal amount plus a make-whole premium described herein. We may also redeem all of the notes at any time in the event of certain changes affecting Canadian withholding taxes.

The notes will be unsecured and unsubordinated obligations and will rank equally with our unsecured and unsubordinated indebtedness. The notes will be issued only in registered form in denominations of $1,000.

Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page 10 of this prospectus.

	Per Note	Total
Public offering price(1)	99.917%	$399,668,000
Underwriting commission	.65%	$2,600,000
Proceeds, before expenses, to us	99.267%	$397,068,000

(1) Plus accrued interest from May 13, 2002, if settlement occurs after that date

PROCESSED

MAY 1 0 2002

THOMSON
FINANCIAL

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion under "Certain Income Tax Considerations".

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and many of our assets are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The initial public offering price may be varied by the underwriters, and the underwriters may engage in certain market stabilization activities, as described under "Underwriting". The notes comprise a new issue of securities for which there is currently no public market.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about May 13, 2002.

Merrill Lynch & Co.
BMO Nesbitt Burns
RBC Capital Markets
Scotia Capital

The date of this prospectus is May 8, 2002.

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TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in the prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus, unless we state otherwise, "Inco", the "Company", "we", "us" and "our" refer to Inco Limited and all of its consolidated subsidiaries, unincorporated units and divisions.

CURRENCY REFERENCES

Unless we state otherwise or the context otherwise requires, all references to dollar amounts in this prospectus are references to U.S. dollars. The exchange rate between the Canadian dollar and the U.S. dollar used in this prospectus varies depending on the date and context of the information contained herein.

On May 8, 2002, the noon buying rate for U.S. dollars reported by the Bank of Canada was Cdn. $1.5705 for each U.S. $1.00.

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CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference into, this document are forward-looking statements as defined in the U.S. federal securities laws. Examples of such statements include, but are not limited to, statements concerning: (1) price volatility for nickel and other primary metals products produced by us; (2) the long-term demand for and supply of nickel, copper and other metals as well as the availability of, and price for, stainless steel scrap and other substitutes for primary nickel; (3) our premiums realized over London Metal Exchange cash prices and the sensitivity of our financial results to changes in metals prices; (4) our strategies and objectives; (5) our interest and other expenses; (6) our energy costs; (7) our position as a low-cost producer of nickel; (8) our debt-equity ratio and tangible net worth; (9) the political unrest or instability in countries such as Indonesia and its impact on our Indonesian subsidiary, PT International Nickel Indonesia Tbk; (10) confidential negotiations and discussions with representatives of the Province of Newfoundland and Labrador, the Federal Government of Canada and aboriginal groups concerning the terms and conditions of the agreements, including impacts and benefit agreements, required to be entered into to enable the commercial development of our Voisey's Bay deposit to proceed; (11) the timing of decisions regarding, the costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, our Goro deposit, Voisey's Bay and certain of our other development projects; (12) the effect of a possible write-down in the carrying value of the Voisey's Bay deposit on our financial position and results of operations which may also affect the carrying value of certain of our other assets; (13) our estimates of the quantity and quality of ore reserves and resources; (14) planned capital expenditures; (15) our costs of production and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations and net reductions in environmental emissions; (16) the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; (17) sales of specialty nickel products; (18) our cost reduction and other financial and operating objectives; (19) the commercial viability of new production processes; (20) our exploration and research and development initiatives as well as environmental, health and safety initiatives; (21) our expected use of proceeds from this offering; (22) the negotiation of collective agreements with unionized employees; (23) our sales organization and personnel requirements; (24) business and economic conditions; (25) the enforceability of certain liabilities; and (26) the expected impact on us of the recent filing for bankruptcy by Special Metals Corporation. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this document. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: (a) business and economic conditions; (b) the supply and demand for, deliveries of, and the level and volatility of prices of, nickel and our other metals products and stainless steel scrap; (c) the timing of the receipt of regulatory and governmental approvals for our development projects and other operations; (d) the availability of financing for our development projects on reasonable terms; (e) our costs of production and our production and productivity levels, as well as those of our competitors; (f) engineering and construction timetables and capital costs for our development projects; (g) the settlement of land claims and reaching mutually acceptable impact and benefits agreements with aboriginal groups concerning our development projects; (h) market competition; (i) risks involved in mining, processing, exploration and research and development activities; (j) the accuracy of our reserve estimates and expenses; (k) premiums realized over London Metal Exchange cash and other benchmark prices; (l) tax benefits; (m) the resolution of environmental and other proceedings; and (n) our ongoing relations with our employees at our operations throughout the world. See "Risk Factors" for more information about certain factors that, among others, may cause actual results and developments to differ from those expressed or implied by forward-looking statements contained in, or incorporated by reference into, this document.

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ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation organized under the laws of Canada and a majority of our assets are located in, and most of our directors and officers are residents of, Canada. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We have been advised by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

SUMMARY

This summary highlights selected information found in greater detail elsewhere in this prospectus or the documents that are incorporated herein by reference. This summary does not contain all of the information that is important to you. You should read the entire prospectus and the documents we incorporate by reference, including the financial data and related notes, before making an investment decision.

INCO LIMITED

Inco Limited is one of the world's premier mining and metals companies. We are a leading producer of nickel, a hard, malleable metal which, given its properties and wide range of applications, can be found in thousands of products. We are also an important producer of copper, precious metals and cobalt, and we produce sulphuric acid and liquid sulphur dioxide as by-products of our operations at Sudbury, Ontario. Our principal mines and processing operations are located in the Sudbury area of Ontario, the Thompson area of Manitoba, and, through our 59 per cent owned subsidiary, PT International Nickel Indonesia Tbk ("PT Inco"), on the island of Sulawesi, Indonesia. We have additional wholly-owned metals refineries at Port Colborne, Ontario and in the United Kingdom at Clydach, Wales and Acton, England. We also have interests in nickel refining capacity and nickel salts production facilities located in Japan, Taiwan, South Korea and the People's Republic of China.

Inco currently has two major development projects, our Goro and Voisey's Bay projects. We hold a number of claims covering nickel-cobalt properties in the French Overseas Territory of New Caledonia, which we refer to as our Goro deposit, through our indirect 85 per cent ownership interest in certain companies. Our wholly-owned subsidiary, Voisey's Bay Nickel Company Limited, holds the mineral licenses covering the Voisey's Bay deposit and certain other mineral licenses and claims in the Province of Newfoundland and Labrador.

Our executive offices are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7. You should refer to our annual report on Form 10-K for the year ended December 31, 2001 ("2001 10-K") and our interim report on Form 10-Q for the period ended March 31, 2002 ("2002 10-Q") for additional information regarding us and our operations throughout the world, including our exploration program and our mineral reserves.

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THE OFFERING

Notes . . . . $400,000,000 aggregate principal amount of notes due 2012.

Interest . . . . The notes will bear interest at 7¾% per annum payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2002.

Maturity . . . . The notes will mature on May 15, 2012.

Ranking . . . . The notes will be unsecured and unsubordinated obligations and will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.

Redemption . . . . We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Yield (as defined) plus 35 basis points, together in each case with accrued interest to the date of redemption. See "Description of Notes — Optional Redemption". We may also redeem the notes, in whole but not in part, at any time in the event of certain changes in Canadian tax laws, at 100% of the aggregate principal amount plus accrued interest to the date of redemption. See "Description of Notes — Redemption for Tax Reasons".

Certain Covenants . . . . The indenture governing the notes will restrict our ability and that of our restricted subsidiaries to incur certain liens, enter into certain sale and leaseback transactions and consolidate, amalgamate, merge or transfer all or substantially all of our assets and certain assets of our restricted subsidiaries. See "Description of Notes — Certain Covenants".

Sinking Fund . . . . None.

Additional Amounts . . . . Payments on the notes to non-residents of Canada generally are not subject to withholding for Canadian taxes under current law and administrative practice. We will withhold on payments we make with respect to the notes for Canadian taxes only if required by law or the interpretation or administration thereof. In that case, we will pay the additional amounts necessary so that the net amount received by holders of the notes (other than certain excluded holders) after such withholding will not be less than the amount the holders would have received if Canadian taxes had not been withheld.

Use of Proceeds . . . . The net proceeds of this offering are expected to be approximately $396 million. Of this amount, approximately $260 million will be used to meet capital requirements at our existing operations around the world, and the balance will be used for general corporate purposes, including funding capital expenditures for our development projects. Pending such uses, the net proceeds will be invested in short-term interest bearing securities. See "Use of Proceeds".

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Governing Law ....   The notes and the indenture governing the notes will be governed by
                                the laws of the State of New York.

Risk Factors.................   See "Risk Factors" and the other information included and incorpo-
                                rated by reference in this prospectus for a discussion of certain factors
                                you should carefully consider before deciding to invest in the notes.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following data for the years ended December 31, 2001, 2000 and 1999 (except for the data under "Operating data" and "Realized prices per tonne") were derived from consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants. The following data for the three months ended March 31, 2002 and 2001 (except for "Operating data" and "Realized prices per tonne") were derived from our unaudited consolidated financial statements which, in the opinion of management, contain all of the adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of our consolidated financial condition and results of operations as of the dates and for the periods presented. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002. You should read the following summary consolidated financial data together with our consolidated financial statements included in our 2001 10-K and our 2002 10-Q, the other information in this prospectus and the information we incorporate by reference into this prospectus.

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles conform in all material respects with U.S. generally accepted accounting principles ("U.S. GAAP") except as described in Note 20 to our consolidated financial statements contained in our 2001 10-K and in Note 10 to the consolidated financial statements contained in our 2002 10-Q. For all periods presented, the summary consolidated financial data is prepared in accordance with Canadian GAAP.

	Three Months Ended March 31,		Year Ended December 31,		
	2002	2001	2001	2000	1999(1)
	(unaudited)				(restated)
	(in millions, except operating data and realized prices)				
Summary of operations(2)(3)					
Net sales	$ 506	$ 586	$2,066	$2,917	$2,113
Earnings from continuing operations	11	85	305	400	17
Loss from discontinued operations	—	—	—	—	(5)
Net earnings	11	85	305	400	12
Other financial data(2)(3)					
Net cash provided by (used for) operating activities	$ 45	$ (8)	$ 360	$ 842	$ 128
Capital expenditures	72	44	263	227	260
Working capital	541	643	560	365	292
Total assets	9,579	9,663	9,587	9,676	9,560
Total debt	803	995	840	1,030	1,344
Preferred shares	472	472	472	472	471
Common shareholders' equity	4,578	4,371	4,571	4,290	3,291
Operating data					
Nickel production *(tonnes in thousands)*	60	53	207	203	177
Copper production *(tonnes in thousands)*	30	31	116	114	116
Nickel deliveries *(tonnes in thousands)*	59	59	230	259	258
Copper deliveries *(tonnes in thousands)*	32	30	117	118	120
Cobalt deliveries *(tonnes)*	374	434	1,454	1,422	1,568
Platinum-group metals deliveries *(troy ounces in thousands)*	90	93	405	342	347
Realized prices per tonne					
Primary nickel, including intermediates	$6,482	$7,217	$6,468	$9,007	$6,415
Copper	1,639	1,867	1,668	1,908	1,631

(1) Effective January 1, 2000, Inco adopted a new accounting standard of the Canadian Institute of Chartered Accountants in respect of income taxes. This standard significantly changed the method of accounting for deferred income taxes from the deferral method to the asset and liability method. Among other differences, the asset and liability method requires periodic adjustment of deferred tax

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assets and liabilities to reflect current tax and foreign currency exchange rates and changes in the accounting for acquisitions in prior years. This change has been applied retroactively and, accordingly, the consolidated financial statements for 1999 have been restated.

(2) Differences between Canadian GAAP and U.S. GAAP as they apply to us for the years indicated are described in Note 20 to the consolidated financial statements in our 2001 10-K. As indicated in such note, under U.S. GAAP net earnings in 2001, 2000 and 1999 were $283 million, $387 million and $12 million, respectively. Differences between Canadian GAAP and U.S. GAAP as they apply to us for the quarters indicated are described in Note 10 to the consolidated financial statements in our 2002 10-Q. As indicated in such note, under U.S. GAAP net earnings in the three months ended March 31, 2002 and 2001 were $7 million and $81 million, respectively. A reconciliation of results reported under Canadian GAAP with those that would be reported under U.S. GAAP for the years indicated appears in Note 20 to our consolidated financial statements in our 2001 10-K and for the quarters indicated appears in Note 10 to the consolidated financial statements in our 2002 10-Q.

(3) In addition to the accounting change referred to in Note (1) above, accounting changes adopted (a) for the year ended December 31, 2001 are discussed in Note 2 to the consolidated financial statements in our 2001 10-K and (b) in the first quarter of 2002 are discussed in Note 10(g) to the consolidated financial statements in our 2002 10-Q.

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RISK FACTORS

Investment in the notes involves certain risks. Prospective purchasers of notes should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this prospectus before purchasing the notes, including the other information in our 2001 10-K and 2002 10-Q.

Volatility of Price of Nickel and Other Prices and their Effect on Our Financial Results

The price of nickel has represented, and is currently expected to continue to represent, the principal determinant of our profitability. Accordingly, our financial performance has been, and is expected to continue to be, closely linked to the price of nickel and, to a lesser extent, the price of copper and other primary metals produced by us. Since we sell our nickel products in all major geographical markets, the prices for primary nickel and other primary metals products realized by us are influenced by both global and regional supply and demand factors and by the availability and prices of secondary or metal-containing scrap material, including scrap generated by the stainless steel industry, and other substitute or competing commodity products for the primary nickel and other metals products produced by us. In recent times, the world's nickel and copper markets have been adversely affected by excess supply conditions. Based upon available data, we believe that between mid-1999 and the second half of 2000, global nickel demand exceeded supply, but for most, if not all, of 2001, a surplus condition existed in the global nickel market. Over the first four months of 2002, we have seen an improvement in global nickel demand but believe that the global nickel market is currently in a modest surplus position. There can be no assurance that an excess supply situation in the case of nickel, particularly one that is greater than the one we currently believe exists, will not continue or that a greater excess supply situation will not occur in the future. Any such excess supply condition would have an adverse effect on the prices realized by us for our nickel products. Other international economic trends, expectations of inflation and political events in major nickel-producing and consuming countries can also affect nickel prices and the prices of other metals produced by us. These factors are beyond our control and have resulted, and are expected to continue to result, in a high degree of price volatility for nickel and other primary metals produced by us. There can be no assurance that the price for nickel or other metals produced by us will not decline significantly from current levels. A return to the relatively low price of nickel reflected by the LME cash nickel price which prevailed through most of 1998 and into the first half of 1999 and during a portion of the second half of 2001 would have a material adverse impact on our results of operations, financial condition and liquidity.

The price of nickel, as the principal determinant of our profitability, has fluctuated significantly for many years. Over the past twelve months, there has been significant fluctuation in the LME cash nickel price. The LME cash nickel price on January 2, 2001 was $6,995 per tonne ($3.17 per pound) and fell during the course of the year through the end of October 2001, reaching a low of $4,420 per tonne ($2.00 per pound) on October 31, 2001. The LME cash nickel price improved during the remainder of the fourth quarter of 2001, averaging $5,059 per tonne ($2.29 per pound) for the quarter and was $5,680 per tonne ($2.58 per pound) on December 31, 2001. The LME cash nickel price continued to improve during the first quarter of 2002, averaging $6,207 per tonne ($2.82 per pound) for the quarter. The LME cash nickel price averaged $6,962 per tonne ($3.16 per pound) for the month of April 2002 and was $6,910 per tonne ($3.13 per pound) on May 8, 2002. We believe that the recent improvement in the LME cash nickel price has been due to the recovery in stainless steel production levels and certain other end-use applications for nickel in certain geographic regions during the fourth quarter of 2001 and into the first quarter of 2002 and to recent forecasts of stronger demand for stainless steel in 2002 as well as current projections of improved overall global economic growth in 2002. Global nickel demand has historically been closely correlated with global industrial production.

Copper is also an important product for us and, like nickel, copper prices have also been volatile. For 2001, while the early part of the year saw some improvement in global copper demand, copper prices declined during the course of the year based upon the overall global economic slowdown and increased copper inventories. The COMEX first position cash copper price, the principal price upon which our copper sales are based, averaged $1,600 per tonne ($0.73 per pound) in 2001, down 14 per cent from its average of $1,851 per tonne ($0.84 per pound) in 2000. Copper prices have improved somewhat during the

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first four months of 2002 from the fourth quarter 2001 average COMEX first position cash copper price of $1,449 per tonne ($0.66 per pound). The COMEX first position cash price averaged $1,596 per tonne ($0.72 per pound) during such four month period. On May 8, 2002 the COMEX first position cash copper price was $1,604 per tonne ($0.7275 per pound).

For information concerning the sensitivity of our results of operations to certain changes in the price of nickel and other metals refer to "Risks and Uncertainties — Sensitivities" in the Management's Discussion and Analysis in our 2001 10-K.

Carrying Value of Voisey's Bay Deposit

We periodically review the carrying value of our investment in our Voisey's Bay deposit. While we believe no reduction in such carrying value is required at this time, it is possible that events such as any eventual agreements with governments and other interested parties to enable the development of the Voisey's Bay project to proceed or changes in future economic conditions and other circumstances, and the resulting adverse impact on some or all of the assumptions used to value the Voisey's Bay project, may require a significant reduction in the carrying value of the Voisey's Bay project, in the related deferred income and mining tax liability and in shareholders' equity.

Risks Associated with, and Importance of, Future Low-Cost Nickel Projects

As part of our strategy to be the world's lowest cost and most profitable nickel producer, we have continued our efforts to develop new low-cost sources of nickel. Following the completion of the PT Inco expansion project in late 1999, we have focused on potential future projects to commercialize our Goro nickel-cobalt deposit and Voisey's Bay deposit. A number of risks and uncertainties are associated with the development of these low-cost sources of nickel and other metals, including political, regulatory, design, construction, operating, technical and technological and financing risks. While we remain committed to the commercial development of the Voisey's Bay deposit as part of our strategy of pursuing new low-cost nickel production capacity, we have to date not been able to reach agreement with the Province of Newfoundland and Labrador and aboriginal groups on a project for the commercial development of the Voisey's Bay deposit.

In addition to the risks and uncertainties referred to above, there are certain issues that have to be resolved to enable the commercial development of each of these deposits to proceed. For the Goro deposit, we still need to complete the environmental assessment and approval processes, receive the necessary operating permits and complete the required financing on acceptable terms. In the case of our Voisey's Bay deposit, the major issues that would have to be resolved before commercial development could begin include reaching an agreement with the Province of Newfoundland and Labrador, determination of the scope of federal government assistance under its existing programs, negotiation and conclusion of interim land claims arrangements between the federal and provincial governments and aboriginal groups, completion of negotiations between us and aboriginal groups on impact and benefits agreements, and issuance of the necessary construction and operating permits, as well as resolution of a number of other issues, including (1) the scope and timing of the project and (2) the availability of financing required for development on acceptable terms. In connection with raising the very significant financing which we currently believe will be required for the commercial development of the Goro and/or Voisey's Bay deposit, we currently expect that, in order to meet such financing needs, we will be required to borrow additional funds and/or issue additional debt or arrange other forms of financing and/or enter into strategic or other arrangements. There can be no assurance that these issues will be resolved or that we will be able to raise required funds on acceptable terms when financing is needed for either project. While we have certain potential new mine development projects at our existing operations in Canada, as well as additional ore bodies that could be developed in Indonesia, in addition to the projects discussed above, if sufficient new low-cost sources of nickel are not developed on a timely basis, our overall nickel production could decline at some point in the current decade, and our unit cost of production could increase significantly with any material decline in mine production from our Canadian operations if such operations were not significantly restructured. These developments could materially adversely impact our results of operations, financial condition and liquidity.

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Construction Risks

The mine, processing plant and related infrastructure required for development of the Goro and Voisey's Bay deposits have not yet been constructed and no commercial mining has commenced. While certain necessary construction permits have been obtained in respect of the Goro deposit and detailed exploration and related studies with respect to the Goro deposit and a portion of the Voisey's Bay deposit have been completed based on (1) significant surface exploratory drilling, (2) extensive investigations of certain of the mineralization delineated to date, (3) construction and mine plans and (4) production and cost estimates, we are not currently in a position to predict when all of the required approvals would be in place for us to develop either project or, in the case of the Voisey's Bay deposit, when construction or production will be able to commence. Depending on the severity of winter conditions and other factors applicable to the Voisey's Bay deposit, a period of approximately 36 months from site mobilization will be required to complete construction of the required mine, mill and related facilities for such deposit after all necessary approvals and permits have been secured.

Unforeseen conditions or developments could arise during the construction period for either project which could delay or prevent completion, and/or substantially increase the cost of construction of the necessary facilities and infrastructure to develop the Goro and/or the Voisey's Bay deposits. Such events may include, without limitation, shortages of equipment, materials or labor, delays in delivery of equipment or materials, labor disruptions, political events, local or political opposition, civil disturbances, litigation, adverse weather conditions, unanticipated increases in costs, natural disasters, accidents and unforeseen engineering, technical and technological, design, environmental or geological problems. Any delay in construction would delay the production of nickel and other products from the Goro and/or the Voisey's Bay deposits, and the expected significant source of revenue for us that production from these deposits would represent. Any such delay could also materially adversely impact our business, results of operations, liquidity and financial condition.

Uncertainty of Production and Cost Estimates

The production and cost estimates relating to development of the Goro deposit, the Voisey's Bay deposit and other projects of ours, which are used in establishing reserve estimates, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results will differ from those estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, our current estimates. If actual results are less favorable than we estimate, such results could materially adversely impact our business, financial condition and results of operations.

Risks Associated with PT Inco

Our investment in PT Inco at book value as of March 31, 2002, including cash advances to PT Inco through March 31, 2002, totalled $413 million. Approximately 28 per cent of our 2002 planned total production of primary nickel, including intermediate product, is currently expected to come from PT Inco. During 2000, to meet PT Inco's cash shortfalls attributable principally to the increase in the capital cost of the new hydroelectric facilities which were part of PT Inco's expansion project, the relatively low nickel prices prevailing during the first half of 2000, and constraints on PT Inco's production attributable to then reduced hydroelectric power generation caused by below average rainfall, we advanced $88 million in total to PT Inco as of year-end 1999. Of these total advances, PT Inco had repaid $39 million as of April 2, 2002. While PT Inco has been able to meet its ongoing debt service and capital expenditure requirements from its internal cash flow in 2001 and for the first quarter of 2002, there can be no assurance that PT Inco will not experience cash shortfalls in the future, particularly if there were to be a significant decline in primary nickel demand and nickel prices. In the event of such a cash shortfall, we may again conclude that it would be necessary to advance cash to PT Inco in order to meet PT Inco's cash needs.

The uncertain political situation in Indonesia, primarily as a result of the ongoing economic and political problems facing that country, could adversely affect PT Inco's ability to operate. While there has

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been no indication that the Government of the Republic of Indonesia is considering currency controls, nationalization of certain properties or facilities or other similar actions, regional and local governmental authorities have sought to take greater control of the development of their resources and these or other political developments, including, but not limited to, the possibility of disruptions in PT Inco's operations arising out of the actions of non-governmental organizations or community activist groups, could have a material adverse effect on PT Inco's, and therefore our, nickel production, results of operations and financial condition.

Environmental Risks

Environmental legislation affects nearly all aspects of our operations worldwide. These laws apply to us along with other companies in the mining and metals industry. This type of legislation requires us to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new projects or undertaking significant changes to existing operations. In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include (1) reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, (2) mine reclamation and restoration and (3) water, air and soil quality.

Recent changes in mining regulations in the Province of Ontario will require us to provide letters of credit or other forms of financial security to fund our future reclamation and restoration costs which are not expected to be incurred for many years if we were to no longer meet certain minimum investment grade credit ratings for our outstanding publicly traded debt securities. Although our debt securities are currently rated investment grade, they were rated below investment grade in recent times and there can be no assurance that this situation will not reoccur. If we are not able to maintain the minimum investment grade credit ratings, it is currently estimated that letters of credit or other forms of financial security associated with the currently estimated costs of the eventual future closure of our mines and other facilities in Ontario would have to cover approximately $290 million in such closure costs. Due to the recent closure of two mines and the pending closure of another mine in Ontario, we were required under such mining regulations to provide surety bonds in the amount of $23 million as of December 31, 2001 to secure closure costs. In addition, we are subject to certain Indonesian regulations which require us to provide security for certain closure costs. In the case of our Manitoba operations we expect that, based upon recently enacted regulations in the Province of Manitoba, we will be required to provide some form of security for our future reclamation and restoration costs. However, it is not currently expected that these costs and related security with respect to our Manitoba and Indonesian operations will be of a material amount. These potential costs might not be incurred until many years in the future. If these requirements for letters of credit or other forms of financial security had to be satisfied, they could have an adverse effect on the amounts available for borrowing under our bank credit facilities.

In February 2002, the Ontario government issued a control order that requires us to reduce sulphur dioxide emissions by 34 per cent at the Ontario smelting operations by the end of 2006. We plan to implement a $65 million investment in fluid bed roaster off-gas scrubbing technology intended to reduce sulfur dioxide emissions to the new levels mandated by this new control order by the end of 2006. As part of the control order, we will also be required to (1) reduce ground level concentrations of sulfur dioxide, (2) continue research into the technology and economics of these emissions and (3) report to the Ontario Ministry of the Environment and the public on the progress of this research program. The control order calls for a final report on achieving the additional reductions to be submitted by December 31, 2010. We do not currently expect that compliance with the annual sulphur dioxide emission levels from our smelter operations or ground level concentrations levels as set forth in the control order will have any significant effect on our costs, operating procedures or annual production of nickel and other primary metals from our Ontario operations. While we are not able to determine the impact, if any, of significant future changes in

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regulatory emission limits and other environmental laws and regulations that may be enacted in the future on our results of operations or financial position or operations due to the uncertainty surrounding the timing and ultimate form that such changes may take, any such changes could have a material adverse effect on our results of operations and financial condition.

Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on our financial condition or results of operations.

Other changes in environmental legislation could have a material adverse effect on product demand, product quality and methods of production and distribution. The complexity and breadth of these issues make it extremely difficult to predict their future impact on us. Management anticipates capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs, damages and the loss of important permits.

There can be no assurance that we will at all times be in compliance with all environmental regulations or that steps to bring us into compliance would not materially adversely affect our business, financial condition or prospects. We are also subject to claims from persons alleging that they have suffered significant damages as a result of the environmental impact of our operations, including operations that have ceased to exist for many years.

You should also review the disclosure in our 2001 10-K on environmental and related matters affecting our operations.

Competition

The nickel industry is highly competitive in all aspects of operations, including the exploration for, and the development of, new sources of supply, the acquisition of deposits, and the processing, distribution and marketing of nickel products. The level of production and export of primary nickel and secondary or nickel-containing scrap material from the Russian Federation as well as other sources of such scrap, together with the continuing relatively limited level of domestic consumption of nickel in the Russian Federation since the break-up of the former Soviet Union, has had, and is expected to continue to have, a significant impact on the nickel industry's supply-demand balance.

During 1999, three new nickel projects in Australia began commercial production at costs of production which the sponsors of such projects had estimated to be very favorable relative to other industry participants, including us. While these projects still have not operated at close to their aggregate indicated production capacity, which had been estimated by their sponsors to be approximately 65,000 tonnes annually in total, increases in the supply of nickel resulting from those projects, and from other new sources of nickel, if developed, could create downward pressure on prices realized by us for our primary nickel products.

While we expect that the demand for nickel will continue to grow over the longer term, increases in supply in excess of increases in demand could cause nickel prices to remain at current levels or to decrease further. Any such situation could materially adversely affect our business and financial condition. See "— Volatility of Price of Nickel and Other Prices and their Effect on Our Financial Results."

Governmental Regulations

In addition to environmental regulations referred to above, the mining and metals industry in Canada operates under federal, provincial and municipal legislation, regulation and intervention by governments in such matters as land tenure, production rates, income and other taxes and the export of ore and other products, as well as other matters. The mining and metals industry is also subject to regulation and intervention by governments in such matters as control over the development and abandonment of mine sites (including restrictions on production) and possible expropriation or cancellation of contract and mineral rights. Before proceeding with major projects, including significant changes to

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existing operations, we must obtain regulatory approvals. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals may be subject to conditions, including the obligation to post security deposits and other financial commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays and abandonment or restructuring of projects and increased costs, all of which could negatively affect our future earnings and cash flow. In addition, such regulations may be changed from time to time in response to economic or political conditions, and the implementation of new regulations or the modification of existing regulations affecting the mining and metals industry could increase our costs and have a material adverse impact on us.

Our operations in Indonesia, the United Kingdom, New Caledonia and other countries outside Canada are also subject to various environmental and other applicable laws and regulations, some of which are similar to those in Canada and all of which are subject to change.

There can be no assurance that we will be in compliance with all applicable statutes or regulations at all times or that steps to bring us into compliance would not materially adversely impact our business or financial condition. See "— Environmental Risks" above.

Capital Requirements and Operating Risks

Each of our two current principal primary metals business units, the Canadian and U.K. operations, and our 59 per cent owned Indonesian subsidiary, PT Inco, has required, and is expected to continue to require, certain levels of investment to sustain its current levels of production. For 2002, we currently forecast capital expenditures totalling approximately $590 million, covering sustaining capital projects for these units as well as planned expenditures for our Goro nickel-cobalt project and other development projects. To meet such capital expenditure requirements, we must generate sufficient positive internal cash flow and/or utilize available financing sources such as the anticipated proceeds from the sale of the notes.

In addition, our mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at our mining or processing operations could materially adversely affect our results of operations and financial condition.

Labor Relations

Collective agreements covering our hourly rated employees at our Manitoba operation near Thompson, Manitoba and at our Ontario operation in Sudbury, Ontario are currently in place. Our contract with unionized hourly production and maintenance workers at our Ontario operations remains in effect until May 31, 2003, while our contract with unionized production and maintenance workers at our Manitoba operations expires on September 15, 2002. We successfully negotiated a new three-year contract with our unionized office, clerical and technical employees at the Ontario operations in March 2001. In December 1999, we experienced a three-month work stoppage in Manitoba before a new collective bargaining agreement was entered into with that operation's hourly rated employees. PT Inco entered into a new two-year collective labor agreement with its union in December 2000, which expires on December 15, 2002. While there were no significant problems in reaching agreement on a renewal of the agreement with PT Inco's labor force on a timely basis, with the increased potential for actions of non-government organizations and other activist groups, as part of the current uncertain economic and political situation in Indonesia, and the general increase in labor activism in that country, there can be no assurance that such activism will not adversely affect PT Inco's operations. Our collective agreement covering staff employees at our Manitoba operations will be expiring on September 15, 2002. We cannot predict at this

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time whether we will be able to reach a new collective agreement with these employees without a work stoppage. There can also be no assurance that we will continue to have a positive relationship with our employees at our operations in Canada and elsewhere or that new collective agreements will be entered into without work interruptions. Any lengthy work interruptions could materially adversely affect our business and financial position.

Uncertainty of Reserve Estimates

Our reported ore reserves as of year-end 2001 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our ore reserves in accordance with the requirements of the applicable securities regulatory authorities and established mining standards. The volume and grade of reserves actually recovered and rates of production from our present ore reserves may be less than geological measurements of the reserves. Further, market price fluctuations in nickel, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine.

No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates anticipated by us. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

Risks Relating to Bank Facilities

To provide liquidity for our operations, we maintain committed bank credit facilities currently aggregating $650 million, none of which was drawn as of the date hereof. Covenants contained in these bank credit facilities require us to maintain a consolidated indebtedness to tangible net worth ratio, as defined in such credit facilities ("debt:equity ratio"), of not more than 50:50 and a minimum tangible net worth (as defined in such credit facilities) of at least $1.5 billion. At March 31, 2002, pursuant to these covenants, the debt:equity ratio was 14:86 and our tangible net worth was $4.8 billion. A reduction in the carrying value of our investment in the Voisey's Bay deposit, net of the reduction of related deferred income tax liabilities, would adversely affect shareholders' equity and, correspondingly, both the debt:equity ratio and the tangible net worth calculations. We do not currently expect that such a reduction, if any, would prevent us from maintaining a debt:equity ratio of not more than 50:50 and a tangible net worth of at least $1.5 billion. However, there can be no assurance that such a reduction, or other material adverse developments, would not result in a breach of these covenants. If we are unable to maintain a debt:equity ratio of not more than 50:50 and tangible net worth of at least $1.5 billion, our bank lenders generally would have the right to declare a default and require all then outstanding loans to be repaid and pursue the various remedies available to them under the bank credit facilities, including declining to make any new loans under such facilities. Any such action by the lenders could materially adversely affect our ability to finance our operating and development projects, our results of operations, our financial condition and our liquidity.

Exchange Rate Fluctuations

Our results of operations are affected by various exchange rates, in particular between the Canadian dollar and the dollar and, to a lesser extent, other exchange rates. These exchange rates have varied substantially over time, including over the last five years. A substantial portion of our revenue is received in dollars since the price of nickel and other metals produced by us are generally referenced in dollars, while a significant portion of our costs and expenses are incurred in Canadian dollars. Our consolidated financial statements are expressed in dollars. Fluctuations in exchange rates between the dollar and the Canadian dollar and between the dollar and other currencies may give rise to foreign currency exposure, either favorable or unfavorable, which have materially impacted and may in the future materially impact our financial results. We from time to time hedge a portion of our Canadian dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our

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Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We generally have used fixed-rate debt to finance long-term investments, while variable-rate debt has been used to meet working capital requirements and related requirements on a more near-term basis. At the end of 2001, we had entered into an interest rate swap agreement to manage the interest rate risk associated with a portion of our fixed-rate debt. The interest rate swap changes our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. At March 31, 2002, approximately $432 million, or 54 per cent of our total debt of $803 million, was subject to variable interest rates. Based upon our level of floating-rate debt as of March 31, 2002, the impact of a 10 per cent change in interest rates, or 19 basis points (based on certain benchmark interest rates as at March 31, 2002), over the course of a full year would change our interest expense $1 million over a full year. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

In addition, our interest rate swaps, metals hedging and foreign currency risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business and financial condition.

Absence of Public Markets for the Notes

The notes comprise a new issue of securities for which there is currently no public market. If the notes are traded after their initial issuance, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. We do not intend to apply for listing of the notes on any securities exchange or to seek approval for quotation of the notes through an automated quotation system. No assurance can be given as to whether an active trading market will develop or be maintained for the notes. To the extent that an active trading market for the notes does not develop, the liquidity and trading prices for the notes may be adversely affected. See "Underwriting".

USE OF PROCEEDS

The net proceeds of this offering are expected to be approximately $396 million. Of this amount, approximately $260 million will be used to meet capital requirements at our existing operations around the world, and the balance will be used for general corporate purposes, including funding capital expenditures for our development projects. Pending such uses, the net proceeds will be invested in short-term interest bearing securities.

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CAPITALIZATION

The following table sets forth a summary of our consolidated capitalization at March 31, 2002, and as adjusted to reflect the sale of the notes offered by this prospectus and the use of the net proceeds therefrom. The table is based on our unaudited consolidated financial statements as of and for the three months ended March 31, 2002, which have been prepared in accordance with Canadian GAAP. The table should be read in conjunction with our consolidated financial statements and other information included in the documents incorporated by reference in this prospectus. Notes 1 and 2 to the table set forth information regarding material differences between Canadian and U.S. GAAP. For further information regarding differences between Canadian GAAP and U.S. GAAP, see Note 20 to the consolidated financial statements in our 2001 10-K and Note 10 to the consolidated financial statements in our 2002 10-Q. For further information regarding our long-term debt, see Note 8 to the consolidated financial statements in our 2001 10-K.

	As of March 31, 2002(1)	
	Actual	As Adjusted
	(unaudited) (in millions)	
Long-term debt (including $85 million which is due within one year)	$ 803	$1,203
Minority interest	351	351
Shareholders' equity(2):		
Zero Coupon Convertible Notes ("LYON Notes")	233	233
Series E Preferred Shares (authorized — 45,000,000 shares) $50 issue price	472	472
Common shareholders' equity		
Common shares issued and outstanding, without nominal or par value (authorized — unlimited)	2,759	2,759
Warrants	62	62
Contributed surplus	559	559
Retained earnings	1,198	1,198
Total common shareholders' equity	4,578	4,578
Contingently issuable equity	20	20
Total shareholders' equity	5,303	5,303
Total capitalization	$6,457	$6,857

(1) Under U.S. GAAP, minority interest, Series E Preferred Shares, common shares, warrants, contributed surplus and contingently issuable equity would be reported in the same amounts as set forth in the foregoing table, but our Series E Preferred Shares would be excluded from shareholders' equity and our outstanding LYON Notes would be recorded as a different amount and classified as long-term debt, not equity. Therefore, under U.S. GAAP our long-term debt, common shareholders' equity, total shareholders' equity and consolidated capitalization would differ and the above table would read as follows:

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	As of March 31, 2002	
	Actual	As Adjusted
	(unaudited) (in millions)	
Long-term debt (including $85 million which is due within one year and the LYON Notes)	$1,037	$1,437
Minority interest	351	351
Series E Preferred Shares (authorized — 45,000,000 shares) $50 issue price	472	472
Shareholders' equity:		
Common shareholders' equity		
Common shares issued and outstanding, without nominal or par value (authorized — unlimited)	2,759	2,759
Warrants	62	62
Contributed surplus	559	559
Retained earnings	1,155	1,155
Accumulated other comprehensive loss	(311)	(311)
Total common shareholders' equity	4,224	4,224
Contingently issuable equity	20	20
Total shareholders' equity	4,244	4,244
Total capitalization	$6,104	$6,504

(2) For further information regarding the LYON Notes, Series E Preferred Shares, warrants, contributed surplus and common shares, see Notes 11, 12, 13 and 14 to the consolidated financial statements in our 2001 10-K and Notes 2, 3, 4 and 5 to the consolidated financial statements in our 2002 10-Q.

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DESCRIPTION OF NOTES

The notes are a single series of debt securities under an indenture dated as of June 29, 1989, as amended and supplemented by a first supplemental indenture dated as of March 31, 1992, between us and The Bank of New York, as trustee. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, including the definitions of certain terms in the indenture. The indenture and the supplemental indenture are filed as an exhibit to the registration statement of which this prospectus is a part. As used in this description, the words "we", "us", "our", the "Company" and "Inco" do not include any of our current or future subsidiaries. In the following summary, the term "securities" refers to all debentures, notes and other evidences of indebtedness authenticated and delivered under the indenture.

General

The notes will be unsecured general obligations and will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The notes will be limited to $400,000,000 aggregate principal amount and will mature on May 15, 2012. The notes will bear interest at 7¾% per annum from May 13, 2002, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears, on May 15 and November 15 of each year, commencing November 15, 2002, to each person in whose name a note is registered at the close of business on the preceding May 1 or November 1, as the case may be. The initial public offering price of the notes is 99.917% of their principal amount, resulting in an effective yield of 7.762% per annum if held from the time of issuance to maturity. Principal of and interest on the notes will be payable, and the transfer of notes will be registrable, at the principal corporate trust office of the trustee, which at present is 101 Barclay Street, New York, New York, 10286, Attention: Corporate Debt Obligations. However, payment of interest may, at our option be made by check mailed to the address of the person entitled thereto as it appears in the security register.

No service charge will be made for any registration, transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

Book-Entry System

The notes will initially be issued in the form of one or more global securities held in book-entry form. The Depository Trust Company ("DTC") or its nominee will be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities will hold such interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers thereof will only be effected through, records maintained by DTC and its direct and indirect participants and any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests in accordance with the procedures and practices of DTC and any intermediary through which they hold their notes. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture provided to the holders of the notes. Inco and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities. See "Legal Ownership" below.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock

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Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Optional Redemption

We will have the option to redeem the notes in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Yield plus 35 basis points, together in each case with accrued interest to the date of redemption.

"Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

"Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for that redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, then the average of the available Reference Treasury Dealer Quotations for the redemption date, or (3) if only one is available on that date, then that Reference Treasury Dealer Quotation.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding that redemption date.

"Reference Treasury Dealer" means Merrill Lynch, Pierce, Fenner & Smith Incorporated, or its affiliates, plus four other Primary Treasury Dealers (as defined) appointed by the trustee after consultation with us, and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"); we will substitute therefor another Primary Treasury Dealer. if available.

Redemption for Tax Reasons

We may also redeem all but not part of the notes if we have or would become obligated (including on the future enactment of a proposed change) to pay to the holder of any note "Canadian additional amounts" or "other additional amounts" (which are, in each case, more than a *de minimis* amount) as a result of any change (including any announced prospective change) from the date of this prospectus (or the date a party organized in a jurisdiction other than Canada or the United States, or any province, territory, state or district thereof, becomes our successor) in the laws or any regulations of Canada (or of our successor's jurisdiction) or any political subdivision or taxing authority thereof, or in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the

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publication of any judicial decision or regulatory or administrative determination) and if we cannot avoid these obligations by taking reasonable measures available to us. The term "Canadian additional amounts" is defined in "— Canadian Withholding Taxes" and the term "other additional amounts" is defined in "— Certain Covenants — Amalgamation and Merger". This redemption would be at 100% of the principal amount plus accrued interest plus any Canadian additional amounts or other additional amounts (except to the extent you would not have been entitled to Canadian additional amounts or other additional amounts, as the case may be). We will give you not less than 30 days' nor more than 60 days' notice of this redemption, except that (1) we will not give notice of redemption earlier than 60 days prior to the earliest date on or from which we would be obligated to pay any such additional amounts, and (2) at the time we give the notice, the circumstances creating our obligation to pay such additional amounts must remain in effect.

Redemption Procedures

We will give you at least 30 days (but not more than 60 days) prior notice of any redemption. If less than all of the notes are redeemed, the trustee will select the notes to be redeemed by a method determined by the trustee to be fair and appropriate.

On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price and accrued interest on the notes to be redeemed on such date. On and after the redemption date, interest will cease to accrue on any notes that have been called for redemption (unless we default in the payment of the redemption price and accrued interest).

Canadian Withholding Taxes

We will make payments on account of the notes without withholding or deducting on account of any present or future Canadian tax or other Canadian governmental charge ("Canadian taxes"), unless we are required by law or the interpretation or administration thereof by the relevant governmental authority to withhold or deduct Canadian taxes. If we are required to withhold or deduct any amount on account of Canadian taxes, we will make such withholding or deduction and pay as additional interest the additional amounts ("Canadian additional amounts") necessary so that the net amount received by each holder of notes after the withholding or deduction (including with respect to Canadian additional amounts) will not be less than the amount the holder would have received if the Canadian taxes had not been withheld or deducted. We will make similar payment of Canadian additional amounts to holders of notes (other than excluded holders) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no Canadian additional amounts will be payable with respect to a payment made to holders or beneficial owners of notes (referred to as "excluded holders") (i) with which we do not deal at arm's length (for purposes of the Income Tax Act (Canada)); (ii) who are subject to Canadian tax on those payments because they carry on business in Canada or are otherwise connected with Canada otherwise than by the mere holding of notes or receipt of payments thereunder; or (iii) who fail to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by applicable law or by the relevant governmental authority as a precondition to exemption from or a reduction in the rate of deduction or withholding of such Canadian taxes. We will remit the amount we withhold or deduct to the relevant authority.

Certain Covenants

Certain Definitions Applicable to Covenants

"Attributable Debt" is defined to mean as to any particular lease under which any person is liable at the time as lessee, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum equivalent to the rate inherent in such lease (as determined in good faith by Inco) compounded semi-annually, excluding amounts required to be paid on account of or attributable to operating costs and overhead

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charges and including, in certain circumstances, any termination penalty in the case of a lease terminable by the lessee.

"Consolidated Net Tangible Assets" is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt); and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of Inco and its Subsidiaries contained in the latest annual report to shareholders of Inco and computed in accordance with Canadian GAAP as specified in the indenture.

"Funded Debt", as applied to any person, means all indebtedness for money borrowed, created or assumed by such person maturing after, or renewable or extendable at the option of such person beyond, 12 months from the date of creation thereof.

"Principal Property" is defined to mean any (1) mineral property; or (2) manufacturing or processing plant, building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, whether owned as of the date of the indenture or thereafter acquired or constructed by Inco or any Restricted Subsidiary, which is located in Canada or the United States or its territories or possessions, the gross book value (without deduction of any reserve depreciation) of which, in each case, on the date as of which the determination is being made, is an amount which exceeds 0.25 per cent of Consolidated Net Tangible Assets, except any such plant, building, structure or facility or any portion thereof (together with the land upon which it is erected and fixtures comprising a part thereof) (a) acquired or constructed principally for the purpose of controlling or abating atmospheric pollutants or contaminants, or water, noise, odor or other pollution or (b) which the board of directors of Inco by resolution declares is not of material importance to the total business conducted by Inco and its Restricted Subsidiaries considered as an enterprise.

"Restricted Subsidiary" is defined to mean (1) any Subsidiary (a) substantially all of the property of which is located, or substantially all of the business of which is carried on, within Canada or the United States or its territories or possessions and (b) which owns or leases a Principal Property; and (2) any Subsidiary engaged primarily in the business of owning or holding securities of Restricted Subsidiaries; provided that the term "Restricted Subsidiary" will not include any Subsidiary the principal assets of which are stock or indebtedness of corporations which conduct substantially all of their business outside Canada and the United States or its territories or possessions.

"Subsidiary" of Inco is defined to mean any corporation more than 50 per cent of the outstanding voting stock of which is owned, directly or indirectly, by Inco and/or one or more Subsidiaries of Inco.

Negative Pledge

We have covenanted under the indenture that we will not, and that we will not permit any Restricted Subsidiary to, create, incur or assume any mortgage, hypothecate, charge, pledge, lien or other security interest (each a "mortgage") securing any indebtedness for money borrowed ("Indebtedness") of or upon any Principal Property, or on shares of stock or indebtedness of any Restricted Subsidiary, now owned or hereafter acquired by Inco or a Restricted Subsidiary, without making effective provision for the outstanding notes (together with, if and to the extent we so determine, any other indebtedness or other obligations then existing or thereafter created) to be secured by such mortgage equally and rateably with (or prior to) any and all indebtedness and obligations secured or to be secured thereby and for so long as such Indebtedness is so secured. Such negative pledge in general will not prevent or restrict the creation, incurrence or assumption by Inco or any Restricted Subsidiary of:

- any mortgage on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

- any mortgage on any Principal Property existing at the time of acquisition of such Principal Property by Inco or a Restricted Subsidiary, whether or not assumed by Inco or such

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Restricted Subsidiary, provided that no such mortgage will extend to any other Principal Property of Inco or any Restricted Subsidiary;

- any mortgage on any Principal Property (including any improvements on an existing Principal Property) hereafter acquired or constructed by Inco or any Restricted Subsidiary to secure the payment of all or any part of the purchase price or cost of construction of such Principal Property (or to secure any Indebtedness incurred by Inco or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price thereof or cost of construction thereof or of improvements thereon) created prior to, at the time or within 90 days after the later of the acquisition, completion of construction, or commencement of full operation of such Principal Property, provided that no such mortgage will extend to any other Principal Property of Inco or a Restricted Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the Principal Property so constructed, or the improvement, is located;

- any mortgage on any Principal Property or any Restricted Subsidiary to secure Indebtedness owing by it to Inco or to another Restricted Subsidiary;

- any mortgage on any Principal Property of Inco or any Restricted Subsidiary in favor of any government authority in Canada or in the United States to secure partial, progress, advance or other payments to Inco or any Restricted Subsidiary pursuant to the provisions of any contract or statute;

- any mortgage on any Principal Property of Inco or any Restricted Subsidiary existing on the date of the indenture;

- any mortgage on any Principal Property of Inco or any Restricted Subsidiary created for the sole purpose of renewing or refunding any of the foregoing mortgages, provided that the Indebtedness secured thereby will not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding mortgage will be limited to all or any part of the same property and improvements thereon which secured the mortgage renewed or refunded; or

- any mortgage on any Principal Property created, incurred or assumed to secure Indebtedness of Inco or any Restricted Subsidiary, which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, together with the aggregate principal amount of other Indebtedness secured by mortgages on Principal Properties then outstanding (excluding Indebtedness secured by mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale and Leaseback Transactions entered into after the date of the indenture (not including Attributable Debt in respect of any such sale and Leaseback Transactions the proceeds of which are applied as set forth below under "Limitation on Sale and Leaseback Transactions") would not then exceed 5 per cent of Consolidated Net Tangible Assets.

The following types of transactions will not be deemed to be mortgages securing Indebtedness: any acquisition by Inco or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in nickel, copper, cobalt, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; any conveyance or assignment whereby Inco or any Restricted Subsidiary conveys or assigns to any person or persons an interest in nickel, copper, cobalt, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; or any mortgage upon any property or assets owned or leased by Inco or any Restricted Subsidiary or in which Inco or any Restricted Subsidiary owns an interest to secure to the person or persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the said property (or property with which it is utilized) the payment to such person or persons of Inco's or the Restricted Subsidiary's proportionate part of such development or operating expense.

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Limitation on Sale and Leaseback Transactions

Sale and Leaseback Transactions (which term is defined in the indenture and which definition excludes certain temporary leases and leases between Inco and a Restricted Subsidiary or between Restricted Subsidiaries) by Inco or any Restricted Subsidiary of any Principal Property are prohibited by the indenture unless: (1) immediately prior to the entering into of such arrangement, Inco or such Restricted Subsidiary could create a mortgage on such Principal Property securing Indebtedness in an amount equal to the Attributable Debt with respect to the particular Sale and Leaseback Transaction; or (2) within 120 days after the sale or transfer, an amount equal to the fair market value of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (as determined by our board of directors) is applied to the prepayment (other than mandatory prepayment) of Funded Debt of Inco or a Restricted Subsidiary (other than Funded Debt held by the Company or any Restricted Subsidiary).

Amalgamation and Merger

We have covenanted that we will not enter into any consolidation, amalgamation or merger with or into any other corporation, or statutory arrangement in which Inco participates, or any sale, conveyance or lease of all or substantially all of our property unless (1) immediately after such consolidation, amalgamation, merger, statutory arrangement, sale, conveyance or lease the corporation (whether Inco or such other corporation) formed by or surviving any such consolidation, amalgamation, merger or statutory arrangement, or to which such sale, conveyance or lease will have been made, will not be in default in the performance or observance of any of the terms, covenants and conditions of the indenture to be kept or performed by Inco; (2) the due and punctual payment of the principal of and interest on the notes, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by Inco, will be expressly assumed, by a supplemental indenture satisfactory in form to the trustee, executed and delivered to the trustee, by the corporation (if other than Inco) formed by or surviving any such consolidation, amalgamation, merger or statutory arrangement, or by the corporation which will have acquired or leased such property; and (3) if the corporation (whether Inco or another corporation) formed by or surviving any such consolidation, amalgamation, merger or statutory arrangement, or to which such sale, conveyance or lease will have been made, is organized under the laws of a jurisdiction other than Canada or the United States or any province, territory, state or district thereof (each, a "relevant taxing jurisdiction"), we become or such successor corporation becomes obligated by a supplemental indenture satisfactory in form to the trustee to make all payments on account of the notes without withholding of or deduction for, or on account of, any present or future taxes or governmental charges ("specified taxes") imposed or levied by a relevant taxing jurisdiction, unless we are required by law or the interpretation or administration thereof to withhold or deduct such specified taxes. In that event, we will pay as additional interest such additional amounts ("other additional amounts") as may be necessary in order that the net amounts received by each holder of notes after such withholding or deduction, including any withholding or deduction with respect to such other additional amounts, shall equal the respective amounts of principal and interest which would have been receivable in respect of the notes in the absence of such withholding or deduction, except that no such other additional amounts shall be payable with respect to payments made to a holder:

(a) if such holder is liable for such taxes by reason of such holder or the beneficial owner of the note having a present or former direct or indirect connection with the relevant taxing jurisdiction other than the mere holding of the note or the receipt of payment in respect thereof;

(b) for any taxes imposed as a result of the failure of such holder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements, if such compliance is required by statute or by regulation, administrative practice or an applicable treaty, as a precondition to relief or exemption from such tax;

(c) for any estate, inheritance, gift, sales, transfer, personal property or similar tax, duty or fine, assessment or other governmental charge;

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(d) for any tax which is payable otherwise than by withholding or deduction from payment by us of principal of, or interest on, the note;

(e) if the payment of other additional amounts would be for any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to an European Union directive on the taxation of savings implementing the conclusions of ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with or introduced in order to conform to such directive; or

(f) any combination of items (a) - (e);

nor will such other additional amounts be paid with respect to a payment on the note to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof, would not have been entitled to receive a payment of such other additional amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

We shall have the right reasonably to require a holder as a condition of payment of amounts on the notes to present at such place as we shall reasonably designate a certificate in such form as we may from time to time prescribe to enable us to determine our duties and liabilities with respect to (i) any specified taxes that we or any withholding agent may be required to deduct or withhold from payments in respect of a note under any present or future law of any relevant taxing jurisdiction or any regulation of any taxing authority thereof and (ii) any reporting or other requirements under such laws or regulations. To the extent not otherwise prohibited by applicable laws and regulations, we shall be entitled to determine our duties and liabilities with respect to such deduction, withholding, reporting or other requirements on the basis of information contained in such certificate, or, if no certificate shall be presented, on the basis of any presumption created by any such law or regulation, and shall be entitled to act in accordance with such determination.

If, upon any such consolidation, amalgamation, merger or statutory arrangement or upon any such sale, conveyance or lease, or upon any consolidation, amalgamation, merger or statutory arrangement of any Restricted Subsidiary, or upon the sale, conveyance or lease of all or substantially all the property of any Restricted Subsidiary to any other corporation, any Principal Property of Inco or of any Restricted Subsidiary or any shares of stock or indebtedness of any Restricted Subsidiary owned by Inco or a Restricted Subsidiary immediately prior thereto or immediately thereafter would thereupon become subject to any mortgage securing any Indebtedness, unless assumption of such mortgage would be permitted under the covenant described above under "— Negative Pledge" without securing the outstanding notes, Inco, prior to such consolidation, amalgamation, merger, statutory arrangement, sale, conveyance or lease, will secure or cause to be secured by supplemental indenture the due and punctual payment of the principal of and interest, if any, on the notes (together with, if and to the extent Inco so determines, any other indebtedness or other obligation then existing or thereafter created) by a direct mortgage equally and rateably with (or prior to) any and all indebtedness and obligations secured or to be secured thereby and so long as such indebtedness is so secured.

Default And Related Matters

Events of Default

You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

The term "Event of Default" means any of the following with respect to the notes:

- we do not pay any interest on the notes when such interest is due, and such failure is continued for 30 days;

- we do not pay the principal of (or premium, if any, on) the notes when such principal (or premium) is due;

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- we fail to perform any other covenant of the Company in the indenture, and such failure is continued for a period of 90 days after written notice as provided in the indenture;

- we default under any indebtedness for money borrowed by the Company, other than the notes, which results in the acceleration of the maturity of any such indebtedness of the Company if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after written notice as provided in the indenture; and

- we file for bankruptcy in Canada or certain other events of bankruptcy, insolvency or reorganization occur.

Remedies if an Event of Default Occurs

If an Event of Default with respect to the notes occurs and is continuing, either The Bank of New York, as trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare, by written notice as provided in the indenture, the principal amount of all notes to be due and payable immediately. However, at any time after a declaration of acceleration with respect to the notes has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such declaration if all Events of Default with respect to the notes, other than the non-payment of accelerated principal, have been cured or waived as provided in the indenture. For information as to waiver of defaults, see "Modification and Waiver" below.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders of the notes unless the holders offer the trustee reasonable protection from expenses and liability (called an "indemnity"). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

- you must give the trustee written notice that an Event of Default has occurred with respect to the notes and remains uncured;

- the holders of at least 25 per cent in principal amount of the outstanding notes must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

- the trustee shall have not received from the holders of a majority in aggregate principal amount of the notes a direction inconsistent with such request and shall have failed to take any action for 60 days after receipt of the above notice, request and offer.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your notes on or after its due date.

The trustee may withhold notice of any continuing default from the holders of the notes (except a default in the payment of principal (or premium, if any) or interest) if it determines in good faith that withholding notice is in the interest of the holders.

Every year we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the notes or else specifying any default.

Modification and Waiver

There are three types of changes we can make to the indenture and the notes.

Changes Requiring Your Approval. First, there are changes that cannot be made to your notes without your specific approval. The following is a list of those types of changes:

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- alter the manner or rate of accrual of interest on any note;

- change the stated maturity of the principal of, or any instalment of principal of or interest on, any note;

- reduce the principal amount of any note or any amount payable upon redemption of any note;

- make any note payable in money or securities other than that stated in the indenture;

- change the place or currency of payment on a note;

- impair your right to sue for payment;

- reduce the percentage of holders of notes whose consent is needed to modify or amend the indenture;

- reduce the percentage of holders of notes whose consent is needed to waive compliance with provisions of the indenture or to waive defaults; or

- modify any other aspect of the provisions dealing with modification and waiver of the indenture where consent of the holders of notes is required.

Changes Requiring a Super-Majority Vote. The second type of change to the indenture and the notes is the kind that requires a vote in favor by holders of securities issued under the indenture owning 66⅔ per cent of the principal amount of the securities of each series issued under the indenture affected by the change. Most changes fall into this category, except for clarifying changes and some other changes that would not adversely affect holders of the notes.

Changes Not Requiring Approval. The third type of change does not require any vote by holders of notes. This type is limited to clarifications and some other changes that would not adversely affect holders of the notes.

Waivers. An affirmative vote of 66⅔% of the outstanding principal amount of the notes would be required for us to obtain a waiver of all or part of the restrictive covenants described in the indenture. Otherwise, an affirmative vote of not less than a majority in outstanding principal amount of the notes would be required to waive a past default with respect thereto. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the notes listed in the first category described previously under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

Further Details Concerning Voting. At any meeting where a vote is required, you will be entitled to cast one vote for each $1,000 principal amount of notes owned by you. When taking a vote, we will use the principal amount that would be due and payable on the voting date if the maturity of any securities issued under the indenture at an original issue discount were accelerated to that date because of a default.

Your notes will not be considered "outstanding", and therefore will not be eligible to vote, if we have deposited or set aside in trust for you money or securities for their payment or redemption.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders, that vote or action may be taken only by persons who are holders of outstanding notes on the record date.

> *"Street Name" and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the notes or request a waiver.*

Defeasance and Covenant Defeasance

We may elect to be discharged from all of our obligations under the outstanding notes (defeasance), except for our obligations to:

- register the transfer or exchange of notes;

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- replace temporary or mutilated, destroyed, lost or stolen securities;

- maintain an office or agency for the securities; and

- hold moneys for payment of principal and interest in trust.

Alternatively, we may elect to be released from the following obligations under the notes (covenant defeasance):

- some provisions of the indenture relating to an event of default;

- some requirements regarding maintaining our corporate existence, maintaining our properties and paying taxes and some other claims; and

- the restrictions described in "Negative Pledge" and "Limitation on Sale and Leaseback Transactions" above.

In either case, in order to make this election we must first deposit with the trustee enough money and/or U.S. government obligations to fund the payment of the principal of and interest on the notes. We must also obtain a legal opinion that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or covenant defeasance, and will be subject to federal income tax on the same amount in the same manner and at the same time as would have been the case if the defeasance or covenant defeasance had not occurred. For a defeasance, the legal opinion must refer to and be based on a ruling of the Internal Revenue Service or a change in federal income tax law occurring after the date of the indenture.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Consent to Service

In connection with the indenture, Inco will designate and appoint CT Corporation System as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the notes that may be instituted in any federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture with respect to the notes by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee or the paying agent, after the notes have become due and payable, whether at stated maturity, on any redemption date or otherwise, cash sufficient to pay all of the outstanding notes and pay all other sums payable under the indenture by us.

Enforceability of Judgments

Since substantially all of our assets, as well as the assets of most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal, premium, if any, and interest on the notes, may not be collectible within the United States.

We have been informed by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Ontario on any final and conclusive judgment in personam of any federal or state court of competent jurisdiction located in the State of New York (a "New York Court") against Inco, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the notes that is not impeachable as void or voidable under the laws of the State of New York if (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and

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submission by Inco in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) such judgment was not obtained by fraud or in a manner contrary to natural justice, or obtained contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Ontario; (3) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Ontario; (4) a dispute between the same parties based on the same subject matter has not given rise to a decision rendered by a court in the Province of Ontario or been decided by a foreign authority and the decision meets the necessary conditions for recognition under the laws of the Province of Ontario; (5) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Ontario; (6) interest payable on the notes is not characterized by a court in the Province of Ontario as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (7) the action to enforce such judgment is commenced within the appropriate limitation period; except that any court in the Province of Ontario may only give judgment in Canadian dollars. In the opinion of such counsel, there are no reasons under present laws of the Province of Ontario for avoiding recognition of such a judgment of a New York Court under the indenture or on the notes based upon public policy.

Information Concerning the Trustee

We have appointed The Bank of New York as the trustee under the indenture and as paying agent, registrar and custodian for the notes. The trustee or its affiliates provide banking and other services to us in the ordinary course of their business. The Bank of New York currently acts as our trustee with respect our existing indentures and securities issued under those indentures, including our 5¾% Convertible Debentures due 2004, our 7¾% Convertible Debentures due 2016, our 9.6% Debentures due 2022 and our LYON Notes. The indenture provides that we will indemnify The Bank of New York against any loss, liability or expense incurred without negligence or bad faith of The Bank of New York in connection with the acceptance or administration of the trust created by the indenture.

LEGAL OWNERSHIP

Street Name and Other Indirect Holders

Investors who hold notes in accounts at banks or brokers will generally not be recognized by us as legal holders of notes. This is called holding in "street name". These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on notes, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold notes in street name, you should check with your own institution to find out:

- how it handles securities payments, redemptions and notices;

- whether it imposes fees or charges;

- how it would handle voting if ever required;

- whether and how you can instruct it to send you notes registered in your own name so you can be a direct holder in the limited circumstances described below; and

- how it would pursue rights under the notes if there were a default or other event triggering the need for holders to act to protect their interests.

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Direct Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons or entities who are the direct holders of the notes, i.e., those who are registered as holders of the notes. As noted above, we do not have obligations to you if you hold in street name or through other indirect means, either because you choose to hold notes in that manner or because the notes are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that registered holder is legally required to pass the payment along to you as a street name customer but does not do so.

Global Securities

A global security is a special type of indirectly held security, as described above under "— Street Name and Other Indirect Holders".

The notes will be issued initially in the form of global securities. We do this by requiring that the global securities be registered in the name of the nominee of DTC and by requiring that the global securities not be transferred to the name of any other direct holder unless the special circumstances described below occur. DTC is called the depositary.

Any person wishing to own a beneficial interest in a global security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary.

Special Investor Considerations for Global Securities

As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a registered holder of notes and instead deal only with the depositary that holds the global securities.

As an investor in notes that are issued only in the form of global securities, you should be aware that except in limited circumstances:

- you cannot get notes registered in your own name;

- you cannot receive physical certificates for your interest in the notes;

- you will be a street name holder and must look to your own bank or broker for payments on the notes and protection of your legal rights relating to the notes. See "— Street Name and Other Indirect Holders";

- you may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates; and

- the depositary's policies will govern payments, transfers, exchange and other matters relating to your interest in the global securities. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global securities. We and the trustee also do not supervise the depositary in any way.

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Special Situations When Global Securities Will be Terminated

In a few special situations described later, the global securities will terminate and interests in them will be exchanged for physical certificates representing notes. After that exchange, the choice of whether to hold notes directly or in street name will be up to you. You must consult your own bank or broker to find out how to have your interests in notes transferred to your own name, so that you will be a direct holder.

The special situations for termination of global securities are:

*   when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary;
*   when we notify the trustee that we wish to terminate the global securities; or
*   when an Event of Default on the notes has occurred and has not been cured.

Defaults are discussed above under "Description of Notes — Default and Related Matters".

EXCEPT UNDER THE HEADING "LEGAL OWNERSHIP", IN THIS PROSPECTUS "YOU" MEANS DIRECT HOLDERS AND NOT STREET NAME OR OTHER INDIRECT HOLDERS OF NOTES. INDIRECT HOLDERS SHOULD READ THE PREVIOUS SECTION ENTITLED "— STREET NAME AND OTHER INDIRECT HOLDERS" AND "— SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES".

RATINGS OF THE NOTES

The following table discloses the credit ratings assigned to the notes by the following rating agencies:

Rating Agency	Rating	Outlook
Moody's Investors Services, Inc. ("Moody's")	Baa3	Stable
Standard & Poor's Corporation ("S&P")	BBB-	Stable

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium-grade obligations, i.e. they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. Moody's indicates in its rating assigned to the notes that the impact of nickel prices will remain an important issue in the overall Inco credit rating and, accordingly, lengthy periods of sustained low nickel pricing could become an issue for the rating.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (−) sign to show relative standing within the major rating categories.

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EARNINGS COVERAGE

After giving effect to this offering as if made as of January 1, 2001, consolidated net earnings, before deduction of interest and income and mining taxes, of $277 million for the twelve months ended December 31, 2001 would have been 2.8 times our interest requirement of $100 million. After giving effect to this offering as if made as of April 1, 2001, consolidated net earnings, before deduction of interest and income and mining taxes, of $181 million for the twelve months ended March 31, 2002 would have been 2.0 times our interest requirement of $92 million. As our LYON Notes are treated as equity for Canadian GAAP purposes, our interest requirement does not include the carrying charge associated with the LYON Notes. Had we accounted for the LYON Notes as debt, as is required by U.S. GAAP, the carrying charge of the LYON Notes would have been reflected in interest expense and our net earnings, before deduction of interest and income and mining taxes, would have been 2.5 times our interest requirement for the twelve months ended December 31, 2001 and 1.7 times our interest requirement for the twelve months ended March 31, 2002.

The information included in this section is based upon financial statements prepared in accordance with Canadian GAAP which differ in certain material respects from U.S. GAAP. Adjusting for the U.S. GAAP differences, after giving effect to this offering as if made as of January 1, 2001, consolidated net earnings, before deduction of interest and income and mining taxes, of $251 million for the twelve months ended December 31, 2001 would have been 2.2 times our interest requirement of $112 million. After giving effect to this offering as if made as of April 1, 2001, consolidated net earnings, before deduction of interest and income and mining taxes, of $159 million for the twelve months ended March 31, 2002 would have been 1.5 times our interest requirement of $107 million. The LYON Notes are treated as debt for U.S. GAAP purposes. For further information regarding the differences between Canadian GAAP and U.S. GAAP see Note 20 to the consolidated financial statements in our 2001 10-K and Note 10 to the consolidated financial statements in our 2002 10-Q.

CERTAIN INCOME TAX CONSIDERATIONS

Certain United States Federal Income Tax Considerations

In the opinion of Sullivan & Cromwell, our counsel, this section describes the material United States federal income tax consequences of owning the notes. It applies to you only if you acquire notes in the offering at the offering price, you hold your notes as capital assets for tax purposes, and you are a United States holder.

You are a United States holder if you are a beneficial owner of a note and you are:

- a citizen or resident of the United States,

- a domestic corporation,

- an estate whose income is subject to United States federal income tax regardless of its source, or

- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies,

- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

- a bank,

- a life insurance company,

- a tax-exempt organization,

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- a person that owns notes that are a hedge or that are hedged against interest rate risks,

- a person that owns notes as part of a straddle or conversion transaction for tax purposes,

- a person whose functional currency for tax purposes is not the U.S. dollar, or

- a person that actually or constructively owns 10 per cent or more of our voting stock.

If you purchase notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

Payments of Interest

You will be taxed on interest on your note as ordinary income at the time you receive the interest or when the interest accrues, depending on your method of accounting for United States Federal Income tax purposes.

Interest paid on the notes is income from sources outside the United States, but, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

Purchase, Sale and Retirement of the Notes

Your tax basis in your note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will generally be taxed as interest) and your tax basis in your note. Capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 20% where the property is held for more than one year, and 18% where the property is held for more than five years.

Backup Withholding and Information Reporting

If you are a non-corporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

- payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

- the payment of the proceeds from the sale of a note effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

- fails to provide an accurate taxpayer identification number,

- is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

- in certain circumstances, fails to comply with applicable certification requirements.

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Certain Canadian Federal Income Tax Considerations

In the opinion of Osler, Hoskin & Harcourt LLP, our counsel, and Davies Ward Phillips & Vineberg LLP, counsel to the underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to prospective purchasers pursuant to this offering who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable income tax treaty or convention are not resident in Canada or deemed to be resident in Canada, hold notes as capital property, deal at arm's length with the Company and any successor to the Company, do not use or hold, and are not be deemed to use or hold, notes in connection with a trade or business carried on, or deemed to be carried on, in Canada and, in the case of insurers, will not carry on an insurance business in Canada with which such notes are effectively connected or in respect of which the notes would be designated insurance property for the purposes of the Canadian Tax Act (each, a "Holder").

This summary is based upon the current provisions of the Canadian Tax Act and Regulations thereunder and on counsel's understanding of the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency. This summary takes into account specific proposals to amend the Canadian Tax Act and the Regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Tax Proposals"). This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e., non-Canadian) tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder and no representation is made with respect to the Canadian tax consequences to any particular holder. Accordingly, prospective purchasers should consult their own tax advisors with respect to the Canadian tax considerations relevant to them, having regard to their particular circumstances.

Under the Canadian Tax Act, interest or premium payable on the notes to Holders will be exempt from non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the notes, or the receipt of interest, premium or principal thereon by a Holder solely as a consequence of such acquisition, holding, redemption or disposition of the notes.

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UNDERWRITING

We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below:

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$259,999,000
BMO Nesbitt Burns Corp.	46,667,000
RBC Dominion Securities Corporation	46,667,000
Scotia Capital (USA) Inc.	46,667,000
Total	$400,000,000

The obligations of the underwriters under the underwriting agreement may be terminated if in their reasonable opinion there is any development or occurrence which materially adversely affects or involves the U.S. financial markets or upon certain other stated events. The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of the notes are purchased. The issue price of the notes was determined by negotiations between the underwriters and us. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The closing of the offering is expected to be on or about May 13, 2002 or such other date as may be agreed upon by us and the underwriters, but not later than May 30, 2002. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

Commissions

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus, and to dealers at that price, less a concession not in excess of .4% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. After the underwriters have made a reasonable effort to sell all of the notes at the initial public offering price, the price may be decreased, and further changed from time to time, to an amount not greater than the initial public offering prices, and the concession and discount may be changed. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to us.

The expenses of the offering, not including the underwriting commission, are estimated to be approximately $1 million and are payable by us.

Selling Restrictions

This prospectus forms part of a registration statement on Form F-9 filed with the United States Securities and Exchange Commission and with the Ontario Securities Commission to register the notes under the United States Securities Act of 1933, as amended. This prospectus does not qualify the distribution of any securities in any province of Canada. The notes may only be offered or sold, directly or

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indirectly, in Canada, or to or for the benefit of any resident thereof, pursuant to exemptions from the prospectus requirements of Canadian securities laws, and only by securities dealers registered in the applicable province or pursuant to exemptions from the registered dealer requirements.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e. if they sell more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the notes. In addition, neither we nor any of the underwriters described above makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Each of BMO Nesbitt Burns Corp., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc. is, directly or indirectly, a majority owned subsidiary of a bank that is currently a lender to us under a revolving bank facility under which no amounts are currently outstanding.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for us by Sullivan & Cromwell, New York, New York and for the underwriters by Shearman & Sterling, Toronto, Ontario. Certain other legal matters will be passed on for us by Stuart F. Feiner, Inco's Executive Vice President, General Counsel and Secretary, Mark J. Travers, Inco's Assistant General Counsel, and Osler, Hoskin & Harcourt LLP, Toronto, Ontario and New York, New York. Certain legal matters will be passed on for the underwriters by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario. As of the date hereof, lawyers with Osler, Hoskin & Harcourt LLP own, directly or indirectly, in the aggregate, less than one per cent of our outstanding common shares and lawyers with Davies Ward Phillips & Vineberg LLP own, directly or indirectly, in the aggregate, less than one per cent of our outstanding common shares.

EXPERTS

The consolidated financial statements of Inco and our subsidiaries as of December 31, 2001, 2000 and 1999 and for each of the years in the three year period ended December 31, 2001, which appear in the 2001 10-K, have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, incorporated herein by reference, and upon the authority of said firm as experts in

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accounting and auditing. The statements as to our reserves which appear in our 2001 10-K have been incorporated by reference herein upon the authority, as experts, of Robert A. Horn, Vice-President, Exploration, Dr. Lawrence B. Cochrane, Director, Mines Exploration of the Company and Robert C. Osbourne, Consulting Geologist, Laterites, to the extent described in our 2001 10-K.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the United States Securities and Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the regional public reference rooms of the Securities and Exchange Commission in New York, New York and Chicago, Illinois. Copies of reports and other information concerning the company may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus constitutes part of a registration statement filed by us with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto and reference is hereby made to the registration statement and the exhibits and schedules thereto and further information with respect to us and the notes offered hereby. Statements contained herein concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Securities and Exchange Commission are not necessarily complete, and in each instance reference is made to the copy of such document as so filed. Each statement is qualified in its entirety by such reference.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the applicable securities commissions or similar authorities in the Provinces of Canada and with the Securities and Exchange Commission are incorporated by reference herein and form an integral part of this prospectus:

- the Annual Information Form of Inco, consisting of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, including the audited consolidated financial statements for each of the fiscal years ended December 31, 2001, December 31, 2000 and December 31, 1999 and related notes thereto, together with the auditors' report thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations contained therein;

- the Quarterly Report on Form 10-Q for Inco for the quarter ended March 31, 2002, including unaudited interim consolidated financial statements for the three month period then ended and related notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations contained therein; and

- the Proxy Circular and Statement of Inco dated March 6, 2002 other than the sections entitled "Report of the Management Resources and Compensation Committee on Executive Compensation" and "Comparative Shareholder Return".

Material change reports (other than confidential reports), annual and interim financial statements, annual information forms and information circulars which are filed by us with a securities commission or any other similar authority in Canada, and similar reports filed with the Securities and Exchange Commission, after the date of this prospectus and prior to the termination of the distribution of notes under this prospectus shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or

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superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus has been filed under procedures in Ontario that permit certain information about these securities to be determined subsequent to the date of this prospectus and that permit the omission of that information from this prospectus. A supplemented prospectus containing the omitted information will be prepared and delivered to purchasers. All disclosure contained in any supplement to this prospectus or supplemented prospectus that is not contained in this prospectus will be incorporated by reference into this prospectus as of the date of the supplement or supplemented prospectus.

Upon a new annual information form and annual financial statements being filed by us with, and where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of notes hereunder.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada and filed with the Securities and Exchange Commission. Copies of the documents incorporated in this prospectus by reference may be obtained on request without charge from the Office of the Secretary, Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7, telephone (416) 361-7511.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the Securities and Exchange Commission as part of the Registration Statement of which this prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference"; consents of independent public accountants, experts and counsel; powers of attorney; the indenture; and the statement of Eligibility of the Trustee on Form T-1.

No person has been authorized to give any information or make any representation other than those contained in this prospectus in connection with any offer hereunder. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereunder in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that the information herein or therein is correct as of any time subsequent to the date hereof.

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$400,000,000



INCO LIMITED

7¾% Notes due 2012

PROSPECTUS

Merrill Lynch & Co.

BMO Nesbitt Burns

RBC Capital Markets

Scotia Capital

May 8, 2002